

GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700



26 August 2003

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC

Exemption File 82-5204

Dear Sir,

GKN plc sells Alvis stake for £73 million

For your information I enclose a copy of the above announcement, which was released on 22 August.

Yours faithfully,

S. DeRitter

pp **David Pavey**
Assistant Company Secretary

Enc.

dlw 9/9

22 August 2003

GKN plc

GKN sells Alvis stake for £73 million

GKN has agreed the sale of its entire 29% stake in Alvis plc to BAE Systems plc for £73 million in cash.

Alvis is one of the world's leading companies in armoured vehicles and other specialist vehicles and BAE Systems a world leading defence prime contractor. GKN acquired its stake in Alvis in 1998, as a result of the merger between GKN Defence and Alvis.

Kevin Smith, Chief Executive of GKN, said "We believe strongly that this transaction will be a positive development for Alvis and its customers, and BAE Systems, and represents good value for GKN shareholders."

Proceeds from the sale, which is subject to clearance by the Cartel Office in Germany, will be applied against short-term debt.

Enquiries:

GKN Corporate Communications +44 (0)20 7930 2424